# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Identiv, Inc. (INVE), CIK 0001036044
CUSIP: 45170X205
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2201 Walnut Avenue, Suite 100, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 03/19/2025
Amends the filing with accession number 0001781002-23-000034
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 47 th Floor, New York, New York (NY), 10105, (212) 698-3101

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,079,713; shared voting power 0; sole dispositive power 5,079,713; shared dispositive power 0; aggregate amount beneficially owned 5,079,713 (19.9% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,079,713; shared voting power 0; sole dispositive power 5,079,713; shared dispositive power 0; aggregate amount beneficially owned 5,079,713 (19.9% of the class)
- Andrew Gundlach: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 5,079,713; shared voting power 0; sole dispositive power 5,079,713; shared dispositive power 0; aggregate amount beneficially owned 5,079,713 (19.9% of the class)

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of Bleichroeder LP ("Bleichroeder"), with respect to Shares beneficially owned by it. The general partner of Bleichroeder is Bleichroeder Holdings LLC (the "General Partner"). Andrew Gundlach owns (through a trust) all of the equity interests of the General Partner and is the Chairman and CEO of Bleichroeder.

The foregoing persons are hereinafter sometimes referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party. Bleichroeder is the investment manager or adviser to funds and/or managed accounts and may be deemed to have beneficial ownership over the Shares directly owned by the funds and managed accounts by virtue of the authority granted to it to vote and to dispose of the securities held by them.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 47th Floor, New York, NY 10105.
Present principal occupation or employment: The principal business of Bleichroeder is to serve as an investment manager or adviser to various investment partnerships and managed accounts. The principal business of the General Partner is to serve as General Partner of Bleichroeder. The principal business of Mr. Gundlach is to serve as the Chairman and CEO of Bleichroeder.
Criminal convictions in the last five years: During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five (5) years, none of Bleichroeder, the General Partner or Mr. Gundlach has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Bleichroeder is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Gundlach is a United States Citizen.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Explanatory Information
Exhibit 99.2: Joint Filing Agreement

## Signatures
- Bleichroeder LP: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (03/21/2025)
- Bleichroeder Holdings LLC: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (03/21/2025)
- Andrew Gundlach: Andrew Gundlach, Andrew Gundlach, Individual (03/21/2025)